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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     Schedule 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 4 )*

                             Medical Graphics Corporation
                             ----------------------------
                                   (Name of Issuer)

                            Common Stock, $0.05 par value
                             ----------------------------
                            (Title of Class of Securities)

                                     584907 10 9
                             ----------------------------
                                    (CUSIP Number)

                                 Thomas G. Lovett IV
                             Lindquist & Vennum P.L.L.P.
                                   4200 IDS Center
                                80 South Eighth Street
                             Minneapolis, Minnesota 55402
                              Telephone:  (612) 371-3270
                             ----------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  September 30, 1998
                             ----------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.       / /

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-----------------------------
 CUSIP NO.   584907 10 9
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  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      FAMCO II LIMITED LIABILITY COMPANY, IRS ID # 41-1870858
      FAMILY FINANCIAL STRATEGIES, INC., AS ITS MANAGER, IRS ID # 41-1835679

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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)                                            (a)    / /
                                                                    (b)    / /

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  3   SEC USE ONLY

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  4   SOURCE OF FUNDS (See instructions)

      WC, BK

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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   / /

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  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      FAMCO II LIMITED LIABILITY COMPANY - DELAWARE;     FAMILY FINANCIAL
      STRATEGIES, INC. - MINNESOTA

--------------------------------------------------------------------------------
                    7  SOLE VOTING POWER
     NUMBER OF

       SHARES          2,163,636

    BENEFICIALLY   -------------------------------------------------------------
                    8  SHARED VOTING POWER
      OWNED BY

        EACH       -------------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER
     REPORTING

       PERSON          2,163,636
                   -------------------------------------------------------------
        WITH        10 SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      2,163,636

--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                               / /

      (See instructions)

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 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      30.4%

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (See instructions)


      OO, IA, CO

--------------------------------------------------------------------------------


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ITEM 1.   SECURITY AND ISSUER.

     (a)  NAME OF ISSUER

          Medical Graphics Corporation
          Common Stock, $.05 par value

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE

          350 Oak Grove Parkway
          St. Paul, MN 55127

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) NAME. This statement is being jointly filed by FAMCO II Limited Liability Company ("FAMCO II") and its Manager, Family Financial Strategies, Inc. ("FFS"). FAMCO II is the record holder of the stock and FFS is a registered investment adviser.

     (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE. The principal address of FAMCO II and FFS is:

          Interchange Tower
          600 South Highway 169
          Suite 850
          St. Louis Park, MN 55426-1204

     (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT.  N/A

     (d)  CRIMINAL PROCEEDINGS.  None.

     (e)  LITIGATION.  None.

     (f) CITIZENSHIP. FAMCO II is a Delaware limited liability company. FFS is a Minnesota corporation.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Certain funds used in making the investment by FAMCO were borrowed from a bank in the ordinary course of business on behalf of FAMCO II and certain of its members. The instrument evidencing this indebtedness was previously filed on
Schedule 13D Amendment No. 2.


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ITEM 4.   PURPOSE OF TRANSACTION.


     FAMCO II has acquired the securities described in Item 5 below for investment purposes.

     FAMCO II may, from time to time (1) acquire additional shares of Common Stock (subject to availability at prices deemed favorable to FAMCO II) in the open market, in privately negotiated transactions, or otherwise, or (2) attempt to dispose of shares of Common Stock in the open market, in privately negotiated transactions or otherwise.

     FAMCO II and FFS have no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

     (a) On September 30, 1998, FAMCO II acquired and FFS, as the Manager of FAMCO II, is deemed to have acquired beneficial ownership of an additional 300,000 shares of common stock, $.05 par value, of the Company (the "Common Stock") at a purchase price of $1.00 per share pursuant to a Stock Purchase Agreement dated September 30, 1998 (the "Agreement") by and among the Company and FAMCO II and Compumedics Sleep Pty Ltd (the "Investors").

     Therefore, the total amount beneficially owned by FAMCO II and FFS is 2,163,636 shares of Common Stock consisting of (i) 300,000 shares purchased pursuant to the Agreement, (ii) 363,636 shares (as adjusted to reflect a 50% stock dividend in June 1998) previously reported on Schedule 13D and (iii) 1,500,000 shares issuable upon conversion of Class A Stock (as adjusted on September 30, 1998 to reflect an increase in the conversion ratio due to the operation of anti-dilution provisions of the Class A Stock), previously reported on a Schedule 13D.

     (b) The responses of FAMCO II and FFS to Items (7) through (11) of the portions of the cover page of this Schedule which relate to beneficial ownership of shares of Common Stock are incorporated herein by reference.

     (c) Other than the transactions described in Item 3 above, FAMCO II and FFS have not effected any transactions in the Common Stock during the past sixty days.

     (d)   Not applicable.

     (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than the Agreement referred to in Item 5, which includes registration rights and similar agreements that have been previously filed with the SEC on
Schedule 13D, there are no contracts, arrangements, understandings or relationships between FAMCO II or FFS and any person with respect to any securities of the Company.


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ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit             Title
-------             -----
   1                Joint Filing Agreement


                                      SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: October 12, 1998            FAMCO II LIMITED LIABILITY COMPANY
                                   By Its Manager
                                   Family Financial Strategies, Inc.


                                   By:    /s/ Greg Nelson
                                        ----------------------------------------
                                       Its: Secretary and Treasurer